UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST 2019

COMMISSION FILE NUMBER: 001-34477

FINCERA INC. ———————————————————————————————————
(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei People’s Republic of China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

On August 14, 2019, Fincera Inc. issued a press release entitled “Fincera Responds to Business Disruptions Caused by Local Government, Announces Intention to Sell Kaiyuan Finance Center,” a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 and incorporated herein by reference.

Exhibits.

Exhibit Number	Description
99.1	Press Release dated August 14, 2019.

47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fincera Inc.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Dated: August 14, 2019

48